Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

January 21, 2013

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 70,462,806

WESTERN WIND MAILS SUPPLEMENTARY DIRECTORS’ CIRCULAR AND MAKES NO RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO ACCEPT OR REJECT THE BROOKFIELD OFFER

Vancouver, BC – January 21, 2013 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) announces that it has mailed a supplementary directors’ circular (the “Supplementary Directors’ Circular”) in response to the offer (the “Offer”) from WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) to Western Wind shareholders to purchase all of the issued and outstanding shares of Western Wind (the “Shares”) for $2.50 in cash per Share, upon the terms and subject to the conditions set forth in the circular of the Offeror dated November 26, 2012 (the “Offeror Circular”).

The Supplementary Directors’ Circular contains NO RECOMMENDATION of the Western Wind board of directors (the “Board of Directors”) as to whether shareholders of Western Wind (the “Shareholders”) should accept or reject the Offer. Shareholders should consider the information contained in the Supplementary Directors’ Circular carefully and make their own decisions. Shareholders who are in doubt about how to respond to the Offer, should consult their investment dealer, stockbroker, lawyer or other professional advisors.

Page | 1

Reasons for Making No Recommendation

After careful consideration of the risks and opportunities presented by the Offer, the members of the special committee of the Board of Directors (the “Special Committee”) found themselves unable to make a recommendation to Shareholders to accept or reject the Offer. Ultimately, they concluded, it is a choice that will rest on each Shareholder’s personal circumstances, appetite for risk and tolerance of uncertainty.

On July 30, 2012, the Company announced that it would be seeking a buyer for the Company and its assets, and that the Board of Directors had established the Special Committee. On August 10, 2012, the Company announced that it had engaged Rothschild (Canada) Inc. (“Rothschild”) as its lead financial advisor to manage and structure a comprehensive and efficient auction process, with PI Financial Corp. engaged as a co-advisor.

On July 31, 2012, Savitr Capital, LLC announced that it intended to nominate five new directors for election to the Board of Directors. All five of management’s nominees were ultimately elected to the Board of Directors at the Company’s annual general meeting held on September 25, 2012. However, the Company believes that there was at least an eight week delay in the proper functioning of the auction process due to the distraction caused by the proxy contest.

After the Company’s annual general meeting held on September 25, 2012, the Board of Directors again focused on the auction process. The auction process has since been progressing as planned and as part of that process, the Board of Directors continues to be in discussions with potential buyers. However, no binding offer has been made as of the date of the Supplementary Directors’ Circular. Several of the parties contacted by Rothschild have executed confidentiality agreements and conducted due diligence. Initial expressions of interest were received by the Company, some of which implied a value for the Company significantly greater than that offered by the Offeror. Seven parties remain in the process and continue to have access to the data room. Some of these parties have an interest in an individual asset, while others are considering an acquisition of the Company as a whole. Further, the Company is continuing to negotiate non-disclosure agreements with a small number of qualified parties to gain access to the data room. If they enter into the auction process, these parties will likely not be in a position to provide their views on value for several weeks.

Accordingly, while a financially superior offer may be made before the expiry of the Offer, the Offer is the only offer to purchase all of the outstanding Shares that is open for acceptance by Shareholders at the date of the Supplementary Directors’ Circular. Shareholders who are attracted by the certainty of an opportunity to sell their Shares for cash at this time may prefer to accept the Offer. The Board of Directors does note that the Company’s assets are infrastructure assets generating power under long term power purchase agreements. Accordingly, the value of these assets is not expected to be diminished by the success or failure of the Offer.

On the other hand, Western Wind is an independent renewable energy production company that owns and operates wind and solar generation facilities with 165 net megawatts of rated capacity operating in the states of California and Arizona. Western Wind also owns substantial development assets for both solar and wind energy in the United States. See “Western Wind”. On January 2, 2013, Western Wind announced progress towards bringing the Yabucoa project in

Page | 2

Puerto Rico to a financial close, which will create value for Shareholders. In addition, as part of the recent “fiscal cliff” package, the United States Congress approved an extension to a certain federal tax credit for wind power. In the latter months of 2012, the uncertain fate of the wind tax credit resulted in depressed valuations of companies in the wind power industry. Shareholders who sell their Shares now, either in the market or by accepting the Offer, will forego any opportunity to realize the value created by the Yabucoa project, which could be significant, as well as Western Wind’s other projects including any benefit of the extended federal tax credits for wind power.

In the view of the Special Committee, the decision of a Shareholder to accept or reject the Offer will be based on the Shareholder’s individual circumstances, appetite for risk and hope of return. Accordingly, the Special Committee concluded that the Board of Directors could not usefully make a recommendation to Shareholders, but should instead strive to provide Shareholders with all of the relevant information to allow them to make that decision for themselves.

The Board of Directors adopted the conclusions of the Special Committee and determined that it would not make a recommendation to Shareholders whether to accept or reject the Offer.

The following is a summary of the principal reasons why the Special Committee and the Board of Directors have decided to make NO RECOMMENDATION with respect to acceptance or rejection of the Offer:

  Although a financially superior offer may be made before the expiry of the Offer, the Offer is the only offer to purchase all of the outstanding Shares that is open for acceptance by Shareholders at the date of the Supplementary Directors’ Circular.

  There are other significant risks and uncertainties related to the Offer, which are described in further detail below. See “Risks Related to the Offer”.

Risks Related to the Offer

The Offer is subject to a number of risks and uncertainties, including but not limited to the following:

1.

Western Wind has made submissions to staff of the Ontario Securities Commission in respect of the Offeror’s ability to rely on an exemption from the requirement to obtain a formal valuation in respect of the Offer. The Special Committee believes that a formal valuation will benefit all Shareholders in that it will allow them to assess the price offered by the Offeror relative to the fair market value of the Shares as determined by an independent valuator.

2.

The Offer is highly conditional to the benefit of the Offeror. There are a number of conditions which are not subject to a materiality threshold or other objective criteria but provide the Offeror with a broad range of grounds upon which it may decline to proceed with the Offer.

Page | 3

3.

The Offer is subject to the condition that there be validly deposited under the Offer and not withdrawn at the expiry date of the Offer, Shares representing more than 50% of the outstanding Shares held by Independent Shareholders (as defined in the Offeror Circular). However, the Offeror can waive this minimum tender condition and take up all the Shares tendered, even if the minimum tender condition is not met. If the Offeror acquires less than a majority of the Shares, the Company’s ability to effectively carry on its business may be impaired by a poor working relationship with Brookfield Renewable.

4.

The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of Shareholders and could, therefore, adversely affect the liquidity and market value of the remaining Shares held by the public.

5.

Under the Offer, the Offeror may gain effective control of the Company without any obligation to acquire the outstanding Shares that were not tendered to its bid. This is inherently coercive because a Shareholder may feel compelled to tender Shares to the Offer, even if the Shareholder considers the offer price to be inadequate, to avoid the risk that the Shareholder may be left holding a minority investment at a reduced price reflective of a minority discount and with significantly less liquidity.

6.

In the Offeror Circular, the Offeror has advised that if it cannot complete a subsequent acquisition transaction, it will evaluate its alternatives, which may include purchasing Shares in the market, in privately negotiated transactions, in another take-over bid for Western Wind, or otherwise, or taking no further action to acquire additional Shares. Any additional purchases will be at the discretion of the Offeror, and could be at a price greater than, equal to or less than the Offer price.

The foregoing is only a summary of the information and factors considered by the Special Committee and the Board. This summary is not intended to be exhaustive. Shareholders should read the entire Supplementary Directors’ Circular, which includes further details of the material information, factors and analysis considered by the Special Committee and the Board.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the

Page | 4

4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this news release may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the Company’s negotiations with prospective purchasers and the results of due diligence investigations conducted by prospective purchasers, the Company’s ability to successfully negotiate non-disclosure agreements with interested parties, the availability of a financially superior offer, the Company’s future growth, results of operations, performance, business prospects and opportunities as well as the economic environment in which it operates. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: actions taken by the Offeror or Brookfield Renewable, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, the ability of the Company to successfully negotiate non-disclosure agreements with interested parties, and the availability of value-maximizing alternatives relative to the Offer. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended

Page | 5

December 31, 2011 and the Company’s other continuous disclosure filings which are available at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the progress of Western Wind’s sales process, whether the Company is able to successfully negotiate the terms of non-disclosure agreements with interested parties, the results of due diligence investigations conducted by interested parties, and, assuming the Company receives an expression of interest, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales transaction and whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met.

The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this news release are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this news release. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

Page | 6